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                            May 22, 2024

       Peter Wexler
       Executive Vice President and Chief Legal Officer
       Newmont Corporation
       6900 E Layton Avenue
       Denver, Colorado 80237

                                                        Re: Newmont Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed February 29,
2024
                                                            File No. 001-31240

       Dear Peter Wexler:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       Financial Statements
       Note 7 - Impairment Charges, page 160

   1. We note that your cumulative losses before income and mining tax and other items for the
                                                        Yanacocha segment over
the last three years amount to $3.2 billion; and that annual losses exceeded revenues for
the segment in each of the three years.

                                                        Given the consecutive
operating losses and $2.1 billion in total assets reported for the
                                                        Yanacocha segment,
please explain to us how you assessed the long-lived assets of the segment for
recoverability in determining there was no impairment in 2023 or 2022, and in booking the $1
million impairment in 2021.

                                                        Please submit the
analysis that you performed in making these determinations, including details of all key
assumptions involved and the basis for those assumptions.
 Peter Wexler
Newmont Corporation
May 22, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sondra Snyder at 202-551-3332 or Gus Rodriguez at 202-551-3752 with any questions.



FirstName LastNamePeter Wexler                            Sincerely,
Comapany NameNewmont Corporation
                                                          Division of
Corporation Finance
May 22, 2024 Page 2                                       Office of Energy &
Transportation
FirstName LastName